EXHIBIT 66


                            PRESS RELEASE OLIMPIA SPA

                o OLIMPIA SHAREHOLDERS MEETING APPROVES CAPITAL
                       INCREASE OF UP TO 2 BILLION EUROS

                 o PROCEEDS WILL BE USED TO INCREASE INVESTMENT
                                IN TELECOM ITALIA


Milan, December 22nd 2004 - The Extraordinary General Shareholders Meeting of Olimpia SpA met today and approved a capital increase of up to 2 BILLION Euros, at par value (1 Euro per share).

As already announced to the market on December 7th 2004, proceeds of the capital increase will be used to increase the investment in Telecom Italia, in order to keep a qualified shareholding in the Company after the announced merger.

Full subscription of the capital increase has been guaranteed in the Extraordinary General Shareholders Meeting and will take place no later than February 2nd 2005. As already announced to the market on December 7th 2004, Pirelli & C. SpA and Hopa SpA have guaranteed the subscription of their portion (respectively 50.4% and 16%) of the capital increase; Pirelli & C. SpA has also undertaken to subscribe the portion of the capital increase that the banks have declared that they will not subscribe. Edizione Finance International SA has approved the operation and will make its intentions known by January 27th 2005. In any case, Pirelli & C. SpA and Hopa SpA have undertaken to subscribe pro-rata the Edizione portion of the capital increase that may not have been subscribed.